UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Key Energy Services, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1301 McKinney Street, Suite 1800
Address of Principal Executive Office (Street and Number)

Houston, Texas 77010
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 within the prescribed time period.  As previously reported, the Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2003 due to its restatement process.  The audit of the Registrant’s consolidated balance sheets as of December 31, 2003 and December 31, 2002 and June 30, 2002 and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for fiscal periods ended December 31, 2003, December 31, 2002, June 30, 2002, and June 30, 2001 was completed in October 2006.  The Registrant’s former independent public accountants, KPMG LLP, expressed an unqualified opinion that the Registrant’s December 31, 2003 consolidated balance sheet (the “2003 Balance Sheet”) fairly presents its financial condition on December 31, 2003, in accordance with GAAP.  The independent public accountants opined that the financial statements other than the 2003 Balance Sheet do not fairly present the Registrant’s financial condition or results of operations or cash flows for the periods covered in accordance with GAAP.  Due to its inability to file an Annual Report on Form 10-K for the period ended December 31, 2003 containing financial statements presented in accordance with GAAP, accompanied by an opinion of independent public accountants, the Registrant filed a Current Report on Form 8-K containing a Financial and Informational Report that included the foregoing financial statements.

Further, the Registrant has been unable to file its Annual Report on Form 10-K for the year ended December 31, 2004, Annual Report on Form 10-K for the year ended December 31, 2005, its Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Reports on Form 10-Q for the first three quarters of 2004, its Quarterly Reports on Form 10-Q for the first three quarters of 2005 and its Quarterly Report on Form 10-Q for the first three quarters of 2006 due to its restatement process.  The Registrant intends to file an Annual Report on Form 10-K for the year ended December 31, 2006, which will include the financial statements for 2004 through 2006, and to file 2005 and 2006 Quarterly Reports on Form 10-Q.  The Registrant also intends to file a Quarterly Report on Form 10-Q for each of the quarters ended March 31, 2007 and June 30, 2007.  The Registrant can make no assurance as to when those filings will be made. The Registrant does not intend to file 2004 and 2005 Annual Reports on Form 10-K or 2004 Quarterly Reports on Form 10-Q.  Please see the attached additional pages.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Newton W. Wilson III	713	651-4300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

Annual Report on Form 10-K for the period ending December 31, 2003; Quarterly Report on Form 10-Q for the period ending March 31, 2004; Quarterly Report on Form 10-Q for the period ending June 30, 2004; Quarterly Report on Form 10-Q for the period ending September 30, 2004; Annual Report on Form 10-K for the period ending December 31, 2004; Quarterly Report on Form 10-Q for the period ended March 31, 2005; Quarterly Report on Form 10-Q for the period ended June 30, 2005; Quarterly Report on Form 10-Q for the period ending September 30, 2005; Annual Report on Form 10-K for the period ending December 31, 2005; Quarterly Report on Form 10-Q for the period ending March 31, 2006; Quarterly Report on Form 10-Q for the period ending June 30, 2006; Quarterly Report on Form 10-Q for the period ending September 30, 2006; Annual Report on Form 10-K for the period ending December 31, 2006; Quarterly Report on Form 10-Q for the period ending March 31, 2007

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In October 2006, the Registrant completed the audit of its financial statements for the year ended December 31, 2003.  The Registrant intends to file an Annual Report on Form 10-K for the year ended December 31, 2006, which will include the financial statements for 2004 and 2005, and the 2005 and 2006 Quarterly Reports on Form 10-Q.  The Registrant also intends to file a Quarterly Report on Form 10-Q for the first two quarters of 2007.  Please see the attached additional pages for information presently available concerning changes in results from prior periods to 2007.

Key Energy Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ Newton W. Wilson III
Newton W. Wilson III, Senior Vice President and
General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

ADDITIONAL INFORMATION (PART IV, ITEM 3)

As previously disclosed, in October 2006 Key Energy Services, Inc. (the “Company” or the “Registrant”) completed the audit of its consolidated balance sheets as of December 31, 2003 and 2002 and June 30, 2002 and the related consolidated statements of operations, stockholders' equity, comprehensive income and cash flows for fiscal periods ended December 31, 2003, December 31, 2002, June 30, 2002, and June 30, 2001. The Registrant intends to file an Annual Report on Form 10-K for the year ended December 31, 2006, which will include the financial statements for 2004 and 2005, and to file 2005 and 2006 Quarterly Reports on Form 10-Q.  The Registrant also intends to file a Quarterly Report on Form 10-Q for the first two quarters of 2007.  The Registrant does not intend to file 2004 and 2005 Annual Reports on Form 10-K or 2004 Quarterly Reports on Form 10-Q.  The Registrant can make no assurance as to when those filings will be made.

Until the Registrant completes the preparation and audit of its 2004, 2005 and 2006 financial statements, it cannot reasonably estimate its results for quarter ended June 30, 2007, since it includes, but not limited to, items such as:

•         depreciation expense for 2006;

•         non-cash interest expense for 2006; and

•         income taxes

that are not determinable until all other costs in prior year periods have been determined.  Further, such information may be subject to adjustments due to the restatement, as certain corrections of prior period historical information will affect amounts recorded in subsequent periods.

The Registrant has provided selected financial data for each of the quarters ended March 31, June 30, September 30, and December 31, for 2006, 2005, 2004 and 2003, respectively.  The Registrant will provide such information for the quarter ended June 30, 2007 on or before August 19, 2007.  Any such information is subject, however, to adjustments due to the need to roll-forward the changes and policy modifications that came out of the restatement process and adjustments resulting from the finalization and audit of the 2004 through 2006 financial statements.